UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Calithera Biosciences, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
13089P101

(CUSIP Number)

Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku, Tokyo M0 103-8668 Attn: Yoshihiro Nakagawa Tel: +81-6-6204-2044	Polsinelli PC 150 N. Riverside Plaza, Suite 3000 Chicago, IL 60606 Attn: Donald Figliulo Tel: +1-312-463-6311

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2022

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

84088555.2

CUSIP No: 13089P101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 857,844 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 857,844 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,844 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.00% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the Calithera Biosciences, Inc.’s (the “Issuer”) common stock (the “Common Stock”) consists of 857,844 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Issuer’s Series A preferred stock (the “Preferred Stock”) held directly by Takeda Ventures, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc. (“TPUSA”), which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 97,237,262 shares of Common Stock outstanding as of May 6, 2022, in addition to the 857,844 shares of Common Stock issuable upon conversion of the Preferred Stock, as reported on the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2022, and as adjusted for a twenty-for-one (20:1) reverse stock split of the Common Stock effected by the Issuer on June 14, 2022.

84088555.2

CUSIP No: 13089P101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Takeda Ventures, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 857,844 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 857,844 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,844 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.00% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) TVI’s beneficial ownership of the Common Stock consists of 857,844 shares of Common Stock issuable upon the conversion of 1,000,000 shares of the Series A Stock. TVI is a direct, wholly owned subsidiary of TPUSA, which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 97,237,262 shares of Common Stock outstanding as of May 6, 2022, in addition tothe 857,844 shares of Common Stock issuable upon conversion of the Preferred Stock, as reported on the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2022, and as adjusted for a one-for-twenty (1:20) reverse stock split of the Common Stock effected by the Issuer on June 14, 2022.

84088555.2

CUSIP No: 13089P101	Page 4 of 8 Pages

Item 1. Security and Issuer.
This Amendment No. 1 (this “Amendment”) is being filed by the Reporting Persons (as defined below) to amend and restate certain of the items set forth in the Schedule 13D (the “Prior Filing”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2022 in relation to the common stock, par value $0.0001 per share (the “Common Stock”), of Calithera Biosciences, Inc, a Delaware corporation (the “Issuer”). Information reported in the Prior Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used herein but not defined shall have the meaning given to them in the Prior Filing.
Item 2. Identity and Background.
Item 2 of the Prior Filing is hereby amended and restated in its entirety as follows:
This Amendment is being jointly filed on behalf of: (i) Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”) and (ii) Takeda Ventures, Inc., a Delaware corporation (“TVI”) (each a “Reporting Person” and collectively, the “Reporting Persons”).
TVI is a wholly owned direct subsidiary of Takeda Pharmaceuticals U.S.A. Inc. (“TPUSA”), which is owned directly by both Takeda (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda. Because of the relationship of TVI to Takeda, Takeda may be deemed to beneficially own the shares of Common Stock described herein. A Joint Filing Agreement among the Reporting Persons is attached as an exhibit to this Amendment.
The principal business address of Takeda is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo M0 103-8668. The principal address of TVI is 9625 Towne Centre Drive, San Diego, California 92121.
Takeda’s principal business is operating as a global research and development-based company focusing on pharmaceuticals. TVI is principally engaged in the business of strategically investing in biotechnology companies globally.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule A hereto.
During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule A attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Prior Filing is hereby amended and restated as follows:
    In accordance with a certain Asset Purchase Agreement between the Issuer and Millennium Pharmaceuticals, Inc. (“Millennium”) dated as of October 18, 2021 (the “APA”), Millennium and the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer issued to Millennium 1,000,000 shares of the Issuer’s Series A convertible preferred stock (the “Preferred Stock”) as part of the purchase price paid by the Issuer to acquire or license from Millennium certain technology, intellectual property and other assets.
On July 1, 2022, the Reporting Persons effected an internal reorganization (the “Restructuring”) whereby Millennium, a wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. (“TPUSA”), distributed the Preferred Stock to TPUSA. Immediately thereafter and in connection with the Restructuring, the Preferred Stock was contributed by TPUSA to TVI. No additional consideration was received by Millennium, TPUSA or TVI in relation to the distribution or contribution of the Preferred Stock.
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

84088555.2

CUSIP No: 13089P101	Page 5 of 8 Pages

Item 4. Purpose of Transaction.
Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:
October 18, 2021, in accordance with the APA, Millennium and the Issuer entered into the Purchase Agreement, pursuant to which the Issuer issued to Millennium 1,000,000 shares of Preferred Stock, at a valuation of $2.04 per equivalent one share of Common Stock for an aggregate deemed issue price of $35.0 million.
On May 23, 2022, the Issuer and Millennium entered into an amendment to the APA (the “APA Amendment”) to amend certain economic terms under the APA. Pursuant to the APA Amendment, on May 23, 2022, the Issuer filed a Certificate of Amendment to the Certificate of Designations, which limits the aggregate number of shares of Common Stock to be issued upon conversion of the Preferred Stock to a maximum of 6,644,014 shares of Common Stock (the “Share Cap,” as adjusted for the Reverse Split (as defined below)), subject to adjustment in the event of a stock split, stock dividend, combination or other proportionate adjustment.
On June 1, 2022, the Issuer’s stockholders approved the issuance of more than 20% of the outstanding shares of Common Stock to Millennium (“the Stockholder Approval”), thereby increasing Millennium’s beneficial ownership of Common Stock from 14,817,484 to 17,156,863 before the Reverse Split (as defined below) took effect.
On June 14, 2022, the Issuer effected a one-for-twenty (1:20) reverse stock split (the “Reverse Split”), whereby every twenty shares of Common Stock was automatically converted into one share of Common Stock. The conversion price of the Preferred Stock was proportionately adjusted from $2.04 per share to $40.80 per share in connection with the Reverse Split.
    In connection with the Restructuring, Millennium, TPUSA and TVI entered into a Master Interest Transfer Agreement (the “Transfer Agreement”), dated as of July 1, 2022, pursuant to which Millennium distributed the Preferred Stock to TPUSA and, immediately thereafter, TPUSA contributed the Preferred Stock to TVI.
    At the option of TVI, the Preferred Stock is convertible into shares of Common Stock at a conversion price of $40.80, subject to price-based anti-dilution adjustments which, if triggered, would result in additional shares of Calithera common stock being issued upon conversion of the Preferred Stock, subject to the Share Cap. In addition, despite the Stockholder Approval, TVI may still not be entitled to convert all or part of its Preferred Stock if, as a result of such conversion, TVI would own 19.99% or more of the outstanding shares of Common Stock as of the date of such conversion pursuant to the Accounting Cap (as defined in the Certificate of Designations for the Preferred Stock). If there is not a Qualified Financing (as defined in the Certificate of Designations for the Preferred Stock) prior to April 18, 2023 (the “Outside Date”), the Preferred Stock will automatically convert into 857,844 shares of Common Stock at a conversion price of $40.80, subject to price-based anti-dilution adjustments which, if triggered, would result in additional shares of Common Stock being issued upon conversion of the Preferred Stock. If there is a Qualified Financing event prior to the Outside Date, the Preferred Stock will automatically convert into 857,844 shares of Common Stock at a conversion price of $40.80, subject to price-based anti-dilution adjustments which, if triggered, would result in additional shares of Common Stock being issued upon conversion of the Preferred Stock. If there are any shares of Preferred Stock that remain outstanding on October 18, 2026, such shares of Preferred Stock shall automatically convert into shares of Common Stock on such date, subject to the Accounting Cap, and each yearly anniversary thereafter, any shares of Preferred Stock that remain outstanding will convert into shares of Common Stock, subject to the Accounting Cap, until all shares of Preferred Stock have been converted.
    The conversion price of the Preferred Stock is subject to price-based anti-dilution adjustments, which adjustments vary depending on the circumstances of the conversion (e.g. optional conversion or automatic conversion) and which, if triggered, would result in additional shares of Common Stock being issued upon conversion of the Preferred Stock. For example, if there is not a Qualified Financing prior to the Outside Date, it would trigger an automatic conversion on the Outside Date; the conversion price would be $40.80, however, if the volume weighted percentage price of the Common Stock for the 30 trading days prior to the Outside Date is lower than $40.80 per share, then the conversion price of the Preferred Stock would be reduced to such lower price. Certain anti-dilution adjustments would also apply in the event of a mandatory conversion upon a Qualified Financing, depending on the specific circumstances thereof. In addition, in the event of a voluntary conversion by TVI, if the Issuer sells or grants any Common Stock or any of its securities that would entitle the holder thereof to acquire Common Stock at an effective price per share that is lower than the applicable conversion price of the Preferred Stock, then the conversion price of the Preferred Stock would be reduced to such lower price on a volume-weighted average basis. In no event will the conversion of the Preferred Stock exceed the Share Cap and/or Accounting Cap.

84088555.2

CUSIP No: 13089P101	Page 6 of 8 Pages

Pursuant to the Certificate of Designations, while the Preferred Stock remains outstanding, TVI’s consent is required before the Issuer may undertake certain actions that would adversely affect TVI’s powers, preferences or rights under the Preferred Stock. In addition, under the Purchase Agreement, Millennium also has certain rights to participate in future stock issuances, to request the registration of the Common Stock upon conversion of the Preferred Stock and to attend meetings of the Issuer’s board of directors in a non-voting observer capacity. Millennium has also agreed to certain “standstill” provisions for a period of three years, limiting the ability of Millennium and its affiliates to encourage, cause or seek to cause a merger, recapitalization, restructuring, liquidation, dissolution or other extraordinary transactions involving the Issuer, or to seek to control or influence the management, Board or policies of the Company. In connection with the Restructuring, Millennium intends to assign its rights under the Purchase Agreement to TVI and TVI intends to assume any obligations thereunder.
Millennium acquired the securities described in this Amendment in connection with the APA and the Purchase Agreement. Subsequently, Millennium distributed the securities described in this Amendment to TVI in connection with the Restructuring pursuant to the Transfer Agreement. Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:
(1)See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.
(2)See rows (7) through (10) of the cover pages to this Amendment for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(3)No transactions in Common Stock were effected by the Reporting Persons during the 60 days prior to the date hereof.
(d)     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
(e)    Not applicable.

84088555.2

CUSIP No: 13089P101	Page 7 of 8 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Prior Filing is hereby amended and restated in its entirety as follows:
    Item 4 above summarizes certain provisions of the APA, the APA Amendment, the Transfer Agreement and the Purchase Agreement and is incorporated herein by reference. A copy of each of the APA and the Purchase Agreement is attached as an exhibit to this Amendment and incorporated herein by reference. The Issuer intends to file a copy of the APA Amendment as an exhibit to the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2022
    Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Identification of the subsidiary which acquired the security being reported on by the parent holding company.
2	Joint Filing Agreement
3
Asset Purchase Agreement, dated as of October 18, 2021, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2021).

4
Preferred Stock Purchase Agreement, dated as of October 18, 2021, by and between Calithera Biosciences, Inc. and Millennium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2021).

5
Calithera Biosciences, Inc. Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2021).

6
Calithera Biosciences, Inc. Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 23, 2022).

84088555.2

CUSIP No: 13089P101	Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 6, 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Global General Counsel

TAKEDA VENTURES, INC..

By	/s/ Michael Martin
	Name:	Michael Martin
	Title:	President
84088555.2

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Takeda Pharmaceutical Company Limited

    The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo M0 103-8668.

Director	Principal Occupation	Citizenship
Christophe Weber	Representative Director, President and Chief Executive Officer of Takeda	France
Masato Iwasaki, Ph.D.	Representative Director, Japan General Affairs at Takeda	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development of Takeda	US
Costa Saroukos	Chief Financial Officer of Takeda	Australia
Olivier Bohuon	Former Director and Chairman at LEO Pharma A/S	France
Jean-Luc Butel	Global Healthcare Advisor, President of K8 Global Pte. Ltd	Singapore
Ian Clark	Former CEO and Director of Genentech Inc.	US
Yoshiaki Fujimori	Senior Executive Advisor of CVC Japan	Japan
Steven Gillis	Managing Director at ARCH Venture Partners	US
John Maraganore	Former Chief Executive Officer and Director of Alnylam Pharmaceuticals	US
Kimberly A. Reed	Former Chairman of the Board of Directors, President and CEO of the Export-Import Bank of the United States	US
Koji Hatsukawa	Former CEO of PricewaterhouseCoopers Arata	Japan
Emiko Higashi	Managing Director of Tomon Partners, LLC	Japan
Michel Orsinger	Former Member of Global Management Team of Johnson & Johnson	Switzerland
Masami Iijima	Counselor of Mitsui & Co., Ltd	Japan

84088555.2

Executive Officer	Title - Principal Occupation	Citizenship
Christophe Weber	President and Chief Executive Officer	France
Masato Iwasaki, Ph.D.	Director, Japan General Affairs	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development	US
Costa Saroukos	Chief Financial Officer	Australia
Gabriele Ricci	Chief Data & Technology Officer	Italy
Giles Platford	President, Plasma-Derived Therapies Business Unit	UK
Gerald Greco	Global Quality Officer	US
Julie Kim	President, US Business Unit	US
Koki Sato	Corporate Strategy Officer & Chief of Staff	Japan
Lauren Duprey	Chief Human Resources Officer	US
Marcello Agosti	Global Business Development Officer	Italy
Milano Furuta	President, Japan Pharma Business Unit	Japan
Mwana Lugogo	Chief Ethics & Compliance Officer	Kenya
Ramona Sequeira	President, Global Portfolio Division	Canada
Takako Ohyabu	Chief Global Corporate Affairs & Sustainability Officer	Japan
Teresa Bitetti	President, Global Oncology Business Unit	US
Thomas Wozniewski	Global Manufacturing & Supply Officer	Germany
Yoshihiro Nakagawa	Global General Counsel	Japan

Takeda Ventures, Inc.

    The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Ventures, Inc. (“TVI”) are set forth below. If no address is given, the business address is 9625 Towne Centre Drive, San Diego, California 92121.

Director	Principal Occupation	Citizenship
Michael Martin	Head of TVI	US
Andrew Plump	President, Research & Development	US
Nenad Grmusa	Head of R&D Strategy and External Innovation	US, Serbia

Executive Officer	Title - Principal Occupation	Citizenship
Michael Martin	President, Treasurer and Secretary	US
Paul Sundberg	Assistant Secretary	US
Krista Fiedler	Assistant Treasurer	US

84088555.2